

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 5, 2016

Via E-mail
Mr. Philip D. Fracassa
Executive Vice President and Chief Financial Officer
The Timken Company
4500 Mount Pleasant Street NW
North Canton, OH 44720

      Re: The Timken Company
              Form 10-K
              Filed February 24, 2016
              File No. 1-01169

Dear Mr. Fracassa:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief
                                        Office of Manufacturing and
                                        Construction